

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING SECTION
RECEIVED
JUN 30 2010
193

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the quarter ended March 31, 2010.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

BALANCE SHEETS

TO MARCH 31 OF 2010 AND 2009 **CONSOLIDATED**

(Thousand Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**1,325,266,667**	**100**	**1,303,954,542**	**100**
s02	**CURRENT ASSETS**	**328,007,374**	**25**	**403,646,059**	**31**
s03	CASH AND AVAILABLE INVESTMENTS	118,615,021	9	143,049,198	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	90,093,725	7	55,351,707	4
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	59,533,259	4	136,838,223	10
s06	INVENTORIES	37,860,895	3	68,406,931	5
s07	OTHER CURRENT ASSETS	21,904,474	2	0	0
s08	**LONG-TERM**	**9,128,972**	**1**	**11,604,349**	**1**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	9,128,972	1	11,604,349	1
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**981,497,447**	**74**	**876,377,816**	**67**
s13	LAND AND BUILDINGS	804,718,436	61	679,932,664	52
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	953,166,422	72	884,584,010	68
s15	OTHER EQUIPMENT	58,922,025	4	55,969,817	4
s16	ACCUMULATED DEPRECIATION	947,015,878	71	868,505,641	67
s17	CONSTRUCTION IN PROGRESS	111,706,442	8	124,396,966	10
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**6,632,874**	**1**	**12,326,318**	**1**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**1,392,179,671**	**100**	**1,294,323,550**	**100**
s21	**CURRENT LIABILITIES**	**214,874,432**	**15**	**184,925,491**	**14**
s22	SUPPLIERS	50,983,431	4	38,919,758	3
s23	BANK LOANS	43,617,413	3	36,757,765	3
s24	STOCK MARKET LOANS	51,828,032	4	42,369,431	3
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	37,789,222	3	19,893,943	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	30,656,334	2	46,984,594	4
s27	**LONG-TERM LIABILITIES**	**528,678,836**	**38**	**551,278,922**	**43**
s28	BANK LOANS	180,272,687	13	223,811,178	17
s29	STOCK MARKET LOANS	348,406,149	25	327,467,744	25
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**2,895,387**	**0**	**3,906,919**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**645,731,016**	**46**	**554,212,218**	**43**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**-66,913,004**	**100**	**9,630,992**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**0**	**0**	**0**	**0**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**-66,913,004**	**100**	**9,630,992**	**100**
s36	**CONTRIBUTED CAPITAL**	**281,890,979**	**-421**	**296,714,998**	**3081**
s79	CAPITAL STOCK	281,890,979	-421	296,714,998	3081
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-348,803,983**	**521**	**-287,084,006**	**-2981**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-354,140,856	529	-287,814,550	-2988
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	5,336,873	-8	730,544	8
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2010**

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**118,615,021**	**100**	**143,049,198**	**100**
s46	CASH	82,732,829	70	87,277,418	61
s47	AVAILABLE INVESTMENTS	35,882,192	30	55,771,780	39
s07	**OTHER CURRENT ASSETS**	**21,904,474**	**100**	**0**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	21,904,474	100	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**6,632,874**	**100**	**12,326,318**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	6,632,874	100	12,326,318	100
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**214,874,432**	**100**	**184,925,491**	**100**
s52	FOREIGN CURRENCY LIABILITIES	75,767,529	35	49,158,078	27
s53	MEXICAN PESOS LIABILITIES	139,106,903	65	135,767,413	73
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**30,656,334**	**100**	**46,984,594**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	30,656,334	100	46,984,594	100
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**528,678,836**	**100**	**551,278,922**	**100**
s59	FOREIGN CURRENCY LIABILITIES	421,325,979	80	483,449,489	88
s60	MEXICAN PESOS LIABILITIES	107,352,857	20	67,829,433	12
s31	**DEFERRED LIABILITIES**	**2,895,387**	**100**	**3,906,919**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	2,895,387	100	3,906,919	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**645,731,016**	**100**	**554,212,218**	**100**
s66	DEFERRED TAXES	6,789,580	1	7,188,248	1
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	592,504,784	92	508,859,232	92
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	46,436,652	7	38,164,738	7
s79	**CAPITAL STOCK**	**281,890,979**	**100**	**296,714,998**	**100**
s37	CAPITAL STOCK (NOMINAL)	281,890,979	100	296,714,998	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-354,140,856**	**100**	**-287,814,550**	**100**
s93	LEGAL RESERVE	917,757	0	1,022,958	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-356,501,997	101	-261,839,979	91
s45	NET INCOME FOR THE YEAR	1,443,384	0	-26,997,529	9
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**5,336,873**	**100**	**730,544**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	5,354,893	100	5,539,618	758
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-17,553	0	-4,808,697	-658
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-467	0	-377	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	113,132,942	218,720,568
s73	PENSIONS AND SENIORITY PREMIUMS	9,811,459	5,109,406
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	153,404	143,743
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO MARCH 31 OF 2010 AND 2009

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**307,875,182**	**100**	**226,391,776**	**100**
r02	COST OF SALES	144,629,859	47	110,945,736	49
r03	**GROSS PROFIT**	**163,245,323**	**53**	**115,446,040**	**51**
r04	GENERAL EXPENSES	25,686,675	8	22,223,424	10
r05	**INCOME (LOSS) FROM OPERATION**	**137,558,648**	**45**	**93,222,616**	**41**
r08	OTHER INCOME AND (EXPENSE), NET	22,094,136	7	-2,883,103	-1
r06	COMPREHENSIVE FINANCING RESULT	14,232,478	5	-20,270,751	-9
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-402,878	0	-169,496	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**173,482,384**	**56**	**69,899,266**	**31**
r10	INCOME TAXES	172,039,000	56	96,896,795	43
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**1,443,384**	**0**	**-26,997,529**	**-12**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**1,443,384**	**0**	**-26,997,529**	**-12**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**1,443,384**	**0**	**-26,997,529**	**-12**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**307,875,182**	**100**	**226,391,776**	**100**
r21	DOMESTIC	165,785,632	54	132,982,540	59
r22	FOREIGN	142,089,550	46	93,409,236	41
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**22,094,136**	**100**	**-2,883,103**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	22,094,136	100	-2,883,103	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**14,232,478**	**100**	**-20,270,751**	**100**
r24	INTEREST EXPENSE	22,132,410	156	23,947,037	-118
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	8,831,885	62	10,989,655	-54
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	27,533,003	193	-7,313,369	36
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**172,039,000**	**100**	**96,896,795**	**100**
r32	INCOME TAX	172,039,000	100	96,896,795	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	307,875,182	226,391,776
r37	TAX RESULT FOR THE YEAR	1,443,384	-26,997,529
r38	NET SALES (**)	1,171,404,738	1,234,163,639
r39	OPERATING INCOME (**)	472,613,408	494,443,849
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	-66,221,107	-142,326,718
r41	NET CONSOLIDATED INCOME (**)	-66,221,107	-142,326,718
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	22,345,608	23,288,609

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY1 TO MARCH 31 OF 2010

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**307,875,182**	**100**	**226,391,776**	**100**
rt02	COST OF SALES	144,629,859	47	110,945,736	49
rt03	**GROSS PROFIT**	**163,245,323**	**53**	**115,446,040**	**51**
rt04	GENERAL EXPENSES	25,686,675	8	22,223,424	10
rt05	**INCOME (LOSS) FROM OPERATION**	**137,558,648**	**45**	**93,222,616**	**41**
rt08	OTHER INCOME AND (EXPENSE), NET	22,094,136	7	-2,883,103	-1
rt06	COMPREHENSIVE FINANCING RESULT	14,232,478	5	-20,270,751	-9
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-402,878	0	-169,496	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**173,482,384**	**56**	**69,899,266**	**31**
rt10	INCOME TAXES	172,039,000	56	96,896,795	43
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**1,443,384**	**0**	**-26,997,529**	**-12**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**1,443,384**	**0**	**-26,997,529**	**-12**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**1,443,384**	**0**	**-26,997,529**	**-12**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**307,875,182**	**100**	**226,391,776**	**100**
rt21	DOMESTIC	165,785,632	54	132,982,540	59
rt22	FOREIGN	142,089,550	46	93,409,236	41
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**22,094,136**	**100**	**-2,883,103**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	22,094,136	100	-2,883,103	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**14,232,478**	**100**	**-20,270,751**	**100**
rt24	INTEREST EXPENSE	22,132,410	156	23,947,037	-118
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	8,831,885	62	10,989,655	-54
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	27,533,003	193	-7,313,369	36
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**172,039,000**	**100**	**96,896,795**	**100**
rt32	INCOME TAX	172,039,000	100	96,896,795	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	22,345,608	23,288,609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	162,127,937	77,831,199
e02	+ (-)ITEMS NOT REQUIRING CASH	29,269,279	21,458,451
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	24,832,036	24,085,296
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	-34,159,389	-3,070,672
e05	**CASH FLOW BEFORE INCOME TAX**	182,069,863	120,304,274
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-178,615,011	-97,229,021
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	3,454,852	23,075,253
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-38,262,941	-56,112,245
e09	**FINANCING ACTIVITIES**	-34,808,089	-33,036,992
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	25,243,482	61,861,795
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-9,564,607	28,824,803
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	128,179,628	114,224,395
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	118,615,021	143,049,198

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

Final Printing

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	29,269,279	21,458,451
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	29,269,279	21,458,451
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	24,832,036	24,085,296
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	22,345,608	23,288,609
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	402,878	169,496
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	2,083,550	627,191
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	-34,159,389	-3,070,672
e25	+ACCRUED INTEREST	534,692	0
e26	+ (-) OTHER ITEMS	-34,694,081	-3,070,672
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-178,615,011	-97,229,021
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	15,630,232	-1,924,759
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-957,815	-2,935,354
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-1,646,286	3,980,090
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	-12,294,280	3,537,987
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-7,998,230	1,720,311
e32	+ (-) INCOME TAXES PAID OR RETURNED	-171,348,632	-101,607,296
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-38,262,941	-56,112,245
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-38,262,941	-55,515,584
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	-596,661
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	25,243,482	61,861,795
e45	+BANK FINANCING	29,724,270	20,538,217
e46	+STOCK MARKET FINANCING	21,764,134	27,325,258
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-13,732,322	-718,659
e49	(-)STOCK MARKET FINANCING AMORTIZATION	-12,512,600	-378,531
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	15,095,510
e55	-INTEREST EXPENSE	0	0
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01		$	0.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0		$	0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0	times		0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0	times		0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	0.47	%	-11.93	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	98.97	%	-1,477.80	%
p03	NET INCOME TO TOTAL ASSETS (**)	-5.00	%	-10.92	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	-0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.88	times	0.95	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.19	times	1.41	times
p08	INVENTORIES TURNOVER (**)	15.28	times	6.49	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	23	days	19	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.56	%	2.70	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	105.05	%	99.26	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	-20.81	times	134.39	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	35.71	%	41.15	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	53.86	%	62.90	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	6.22	times	3.89	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.84	times	0.95	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.53	times	2.18	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.35	times	1.81	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.24	times	0.31	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	55.20	%	77.36	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

Annex I

Financial Summary for the First Quarter of 2010

During the first quarter of 2010, PEMEX recorded a net income of Ps. 1.4 billion, as compared to a net loss of Ps. 27.0 billion during the same quarter of 2009, primarily due to increased sales of crude oil exports due to a higher weighted average export price of the Mexican crude oil basket; a foreign exchange gain; higher domestic sales; and an increase in other income and expenses.

Total sales, including revenues from services, increased by 36%, to Ps. 307.9 billion, primarily due to increased prices of crude oil exports and higher domestic sales.

Cost of sales increased by 30.4%, to Ps. 144.6 billion, primarily as a result of a Ps. 33.1 billion increase due to higher imported products purchases.

The net cost of the period for employee benefits increased by 22.1% as compared to the first quarter of 2009, to Ps. 29.4 billion.

Operating income increased by 47.6%, to Ps. 137.6 billion, primarily due to an increase in export sales as a result of higher international crude oil prices.

Other revenues (expenses) net totals Ps. 22.1 billion, primarily due to a higher IEPS tax credit of Ps. 20.1 billion

The amount of taxes and duties paid increase by 77.5%, to Ps. 172 billion, primarily due to increased reference prices.

Income statement as of March 31, 2010

As of March 31, 2010, current assets decreased by 18.7%, as compared to March 31, 2009, to Ps. 328 billion. This decrease was primarily due to a decrease of Ps. 30.5 billion explained by an inventories valuation effect at production cost, eliminating non expend utilities; a Ps. 24.4 billion decrease in cash and cash equivalents; and a Ps. 20.7 billion decrease in accounts and receivables.

Total consolidated debt, including accrued interests, decreased by 1.0%, to Ps. 624.1 billion. This decrease was primarily due to a 12.9% appreciation of the Mexican peso against the U.S. dollar.

Equity totaled negative Ps. 66.9 billion, primarily due to the net loss recorded during 2009, which was partially offset by the net income generated during the first quarter of 2010.

Operating Summary for the first quarter of 2010

During the first quarter of 2010, total crude oil production decreased by 2.2% as compared to the same quarter of 2009, from 2,667 to 2,607 Mbd, primarily due to the natural decline of Cantarell and the shutdown of wells due to an increase in the oil-gas ratio in that project.

This decrease in production at Cantarell was partially offset by a 6.4% increase in production at the Ku-Maloob-Zaap.

Total natural gas production decreased by 1.0% to 6,946 million cubic feet per day (MMcfd), as consequence of optimization works in the transition zone at Cantarell.

Production of petroleum products decreased by 4.7% to 1,485 Mbd, explained by a lower gasoline and diesel production due to lower crude oil processing as a result of higher maintenance activity, as well as lower transferences of intermediate products from other Subsidiary Entities.

Total petrochemicals production decreased by 6.7% to 1,064 thousand tons (Mt). This decrease was primarily due to a decrease in production of methane derivatives; a decrease in the aromatics production; and an increase in the production of ethane derivatives.

The volume of crude oil exports decreased by 1.9% to 1,255 Mbd, primarily as a result of lower crude oil production. Additionally the weighted average export price of the Mexican crude oil basket increased by 81.6%, as compared to the first quarter of 2009, to US$71.5.

Results by Subsidiary Entity as of March 31, 2010

As of March 31, 2010, Pemex-Exploration and Production (PEP) recorded a net income of Ps. 21.5 billion, as compared to a net loss of Ps. 14.2 billion as of March 31,2009.

Pemex-Refining (PR) recorded a net loss of Ps. 22.8 billion, as compared to a net loss of Ps. 13.3 billion as of March 31, 2009.

Pemex-Gas and Basic Petrochemicals (PGPB) recorded a net loss of Ps. 0.3 billion, as compared to a net income of Ps. 1.1 billion as of March 31, 2009.

Pemex-Petrochemicals (PPQ) recorded a net loss of Ps. 4.3 billion, as compared to a net loss of Ps. 5.0 billion as of March 31, 2009.

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex's international trading arm.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV) and the U.S. Securities and Exchange Commission (SEC), in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our: drilling and other exploration activities; import and export activities; projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to: changes in international crude oil and natural gas prices; effects on us from competition; limitations on our access to sources of financing on competitive terms; significant economic or political developments in Mexico; developments affecting the energy sector; and changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the SEC (www.sec.gov) and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

As of January 1, 2010, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at www.pemex.com.

Cumulative or annual variations are computed as compared to the same period of the previous year; unless it is otherwise specified.

EBITDA is a non-US GAAP measure.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
(Figures stated in thousands of Mexican pesos and in thousands of U.S. dollars)

1. Approval

On April 26, 2010, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Information Systems and Enrique Díaz Escalante, Associate Managing Director of Accounting.

2. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies ("PEMEX") as of and for the period ended March 31, 2010, are unaudited. In the opinion of PEMEX's management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included.

The accompanying consolidated financial statements have been prepared in conformity with FRS as issued by the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* ("CINIF").

For the purposes of these unaudited consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standards ("FRS") have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2009.

3. Significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with FRS as issued by the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* ("CINIF") the Mexican Financial Reporting Standards Board. The recognition of inflation followed the Governmental Financial Reporting Standard ("NIF") 007, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"), which required PEMEX to adopt Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10"), which was superseded in January 1, 2008 by the new FRS B-10 "Effects of inflation". FRS B-10 superseded Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards). In accordance with FRS B-10, the audited consolidated financial statements as of December 2008, are stated in nominal pesos.

4. Structure and Business Operations of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United States of Mexico ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), effective on November 30, 1958, and as amended effective on December 31, 1977, May 12, 1995, November 14, 1996, January 13, 2006, June 27, 2006 and November 29, 2008 and the *Ley de Petróleos Mexicanos* (the "Law of Petróleos Mexicanos"), effective on November 29, 2008, which establishes that the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities in accordance with the Regulatory Law and its regulations.

In November 2008, new laws and modifications to current laws were published that together establish a new legal framework for Petróleos Mexicanos. This new legal framework, among other aspects, includes changes in the structure of the Board of Directors of Petróleos Mexicanos, the development of specific procedures for contracting for substantive activities of a productive character, increased flexibility to invest resources generated through surplus income, a differentiated fiscal regime that considers the complexities of Petróleos Mexicanos' crude oil and natural gas fields and the ability to issue "Citizen Bonds."

Petróleos Mexicanos has the objective of carrying out the exploration, exploitation and other activities mentioned above, as well as conducting the central planning and strategic management of Mexico's petroleum industry, in accordance with the Law of Petróleos Mexicanos.

For purposes of these consolidated financial statements, capitalized words have the meanings attributed to them herein, in the Regulatory Law or in the Law of Petróleos Mexicanos.

Petróleos Mexicanos may rely on decentralized Subsidiary Entities to carry out the activities that constitute the petroleum industry. The Law of Petróleos Mexicanos establishes that the four Subsidiary Entities (as listed below) will continue carrying out their activities in accordance with their objectives, guaranteeing the commitments they have already assumed in Mexico and abroad, until the Federal Government issues the corresponding decrees of reorganization based on a proposal by the Board of Directors of Petróleos Mexicanos.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

Pemex-Exploración y Producción ("Pemex-Exploration and Production");
Pemex-Refinación ("Pemex-Refining");
Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain of its entrusted activities.

The principal objectives of the Subsidiary Entities are as follows:

Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and commercializes such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets Secondary Petrochemicals.

At the time of their initial formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the *Ley Reglamentaria de Petróleos Mexicanos y Organismos Subsidiarios* (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.

As used herein, "Subsidiary Companies" are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the "Master Trust"), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163"), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos), (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos ("RepCon Lux") and (e) Pemex Finance, Ltd.

"Non-consolidated subsidiary companies," as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX (as defined below) has 50% or less ownership investment and does not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as "PEMEX."

5. Summary of significant accounting policies

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the book value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories and work in progress and the valuation of financial instruments and of the assets and liabilities related to labor obligations. Actual results could differ from those estimates.

References in these financial statements and related notes to "pesos" or "Ps." or "$" refers to Mexican pesos and "dollars" or "US$" refers to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements, including the concepts, methods and criteria pertaining to the effects of inflation on the financial information, which are summarized below:

a. Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with *Normas de Información Financiera* (Mexican Financial Reporting Standards, or "Mexican FRS" or "NIF's") B-10 "Effects of Inflation" ("FRS B-10").

In accordance with FRS B-10, in 2008, the recognition in the financial statements of the effects of inflation was suspended because the accumulated inflation over the last three years was less than 26%, and therefore, the economic environment did not qualify as "inflationary".

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered "inflationary" and Petróleos Mexicanos would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

b. Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España ("HPE"); P.M.I. Holdings B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine Ltd ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); Pemex Project Funding Master Trust (Master Trust); Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd.

FRS B-15 "Translation of foreign currencies" became effective on January 1, 2008, and establishes the following rules for translation:

When the functional currency of a foreign operation is different from its recording currency, translation is accounted for as follows:

a) Monetary items, at the exchange rate in effect at the end of the period.

b) Non-monetary items and equity, at the historical exchange rate.

c) Non-monetary items recorded at their fair value, at the historical exchange rate effective when their fair value was determined.

d) Income, costs and expenses items, at the average exchange rate for the period.

e) Effects of exchange caused by the translation from recording currency to functional currency are recognized as income or expense in the statement of operations of the foreign operation for the period in which they were incurred.

When the reporting currency of a foreign operation is different from its functional currency, translation is as follows:

a) Assets and liabilities at the exchange rate at the end of the period, and equity at the historical exchange rate.

b) Income, costs and expenses, at the average exchange rate.

c) The effect of translation is recognized as part of comprehensive income or loss in equity, in an item called "accumulated translation effect."

d) At the time of consolidating or using the equity method, any variation between the equity of the foreign operation and the recognized investment in the foreign operation must be recorded in comprehensive result as accumulated translation effect, within equity included in the consolidated financial statements.

Investments in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph *h.* of this note. Other non-material subsidiary companies and affiliates are valued at acquisition cost and, based upon their relative importance to the total assets and income of PEMEX, are not consolidated nor accounted for under the equity method.

c. Long-term productive infrastructure projects (PIDIREGAS)

Until December 31, 2009, PEMEX's investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities were initially recorded in accordance with *Normas Específicas de Información Financiera Gubernamental para el Sector Paraestatal* (Specific Standards for Governmental Financial Information of the State-owned Sector, or "NEIFGSP") 009 ("NEIFGSP 009"), applicable to *Entidades Paraestatales de la Administración Pública Federal* (State-owned Entities of the Federal Public Administration), which requires recording only those liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements and all effects of NEIFGSP 009-B were therefore eliminated.

On November 13, 2008, amendments to the *Ley Federal de Presupuesto y Responsabilidad Hacendaria* (Federal Law of Budget and Fiscal Accountability) were published in the *Diario Oficial de la Federación* (Official Gazette of the Federation), eliminating the PIDIREGAS concept in relation to Petróleos Mexicanos and the Subsidiary Entities.

The main objective of the Master Trust and Fideicomiso F/163 has been to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose. As a result of the amendments to the Federal Law of Budget and Fiscal Accountability described above, the Master Trust will no longer participate in PIDIREGAS financings and Petróleos Mexicanos will assume, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust. Substantially all of the debt agreements and indentures of the Master Trust permit, without the consent of the creditors or bondholders, Petróleos Mexicanos to assume, as primary obligor, the obligations of the Master Trust.

d. Exploration and drilling costs

PEMEX uses the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

PEMEX makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

e. Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

f. Inventory and cost of sales

Inventories are valued as follows:

I. Crude oil, refined products, derivatives and petrochemicals at production cost or realizable value, that result minor.

II. Materials spare parts fittings: at acquisition average cost and is presented net of an estimation to slow movement materials and obsolescence.

III. Materials in transit: at acquisition cost.

Cost of sales is determined in base of the inventory difference plus the operating cost of oil fields, refineries and plants . The cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.

g. Investment in shares of non-consolidated subsidiary companies and affiliate companies

Certain non-consolidated subsidiary companies are accounted for under the equity method.

Investments in shares in which PEMEX holds 50% or less of the issuer's capital stock are recorded at cost and, until December 31, 2007, adjusted for inflation using factors derived from the NCPI.

h. Properties, furniture and equipment

Properties, plant and equipment are initially recorded at acquisition cost and, until December 31, 2007, adjusted using factors derived from the NCPI.

Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets.

Depreciation is calculated using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field's total proved developed reserves.

The *Reglamento de Trabajos Petroleros* ("Petroleum Works Law") provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contain oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtains approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment.

i. Impairment of the value of long-lived assets

PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

j. Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities; in certain cases, such amounts are recorded at their present value.

k. Employee Benefits

Effective January 1, 2008, PEMEX adopted the provisions of FRS D-3 "Employee Benefits," issued by the CINIF which has the principal objective of anticipating the recognition of the liabilities generated with respect to the benefits provided to employees.

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method (see Note 12).

The amortization periods of the unamortized items are as follows:

- Retirement benefits:
    i. Initial transition liability and salary increases due to promotions, in a maximum of five years.

ii. Plan amendments and actuarial gains and losses for the period, in the employees' average remaining labor life.

- Termination benefits:

    i. Initial transition liability and plan amendments, in a maximum of five years.

    ii. Salary increases due to promotions, in a maximum of one year.

    iii. Actuarial gains and losses, immediate recognition.

As of December 31, 2009, the employees' average remaining labor life of the employees entitled to benefits in the plan was approximately 10 years. PEMEX incorporates the effect of its labor obligations into these consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

l. Derivative financial instruments and hedging operations

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the Mexican Institute of Public Accountants, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives.

As of March 31, 2010 and 2009, derivative financial instruments shown in the balance sheet are recorded at their fair value in accordance with the provisions of FRS C-10. In the case of derivative financial instruments that are treated for accounting purposes as non-hedges, the changes in their fair value affect the comprehensive financing result. In the case of derivative financial instruments that are designated as hedges, they are recorded using hedge accounting, for fair value hedges or for cash flow hedges, as is established in NIF C-10.

m. Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of equity or liabilities, or both, are recorded at the time of issuance as a liability, equity or both, depending on the components involved. In accordance with the FRS c-12 "Financial instruments with characteristics of liability, equity or both", initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing result. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

n. Restatement of equity, other contributions and retained earnings

As of December 31, 2007, the restatement of equity, other contributions and accumulated losses is determined by applying factors derived from the NCPI from the dates of contributions to the most recent year end.

o. Surplus in the restatement of equity

Until December 31, 2007, the surplus in the restatement of equity represented the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date. In 2008, the surplus in the restatement of equity was reclassified to accumulated results.

p. Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* ("Income Tax Law") or the *Ley del Impuesto Empresarial a Tasa Única* ("Flat Rate Business Tax").

q. Special Tax on Production and Services ("IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

r. Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

s. Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period plus the accumulated translation effect. It includes the effect of valuation of financial instruments designated as cash flow hedges, the equity effect of the employee benefits provision and items required by specific accounting standards to be reflected in equity, but which do not constitute equity contributions, reductions or distributions, and until December 31, 2007, comprehensive result included the effects of inflation restatement of equity on the basis of NCPI factors.

t. Comprehensive financing result

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, and, until December 31, 2009 the effects valuation of financial instruments, minus any portion of the comprehensive financing result capitalized during the period.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in the statement of operations for the year.

Until December 31, 2007 the monetary effect presented was determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which was reported in the statement of operations for the year.

u. Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

v. Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the tax rate to the Petroleum profits or Income Tax, as it is the case, at the temporary differences between the asset and liabilities carrying value and fiscal value at the consolidated financial statements date.

w. Accounting changes

The Mexican Board of Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) has issued the following FRS, effective for years beginning on and after January 1, 2009, with the respective prospective or retrospective application being specified in each case.

(a) FRS B-7 "Business combinations"– FRS supersedes Bulletin B-7 and establishes, among other things, general rules for the initial valuation and recognition at the acquisition date of net assets, regarding that all business combinations should be accounted for using the purchase method. The provisions of this FRS became effective for acquisitions effected on or after January 1, 2009. Any accounting change resulting from this FRS is to be applied on a prospective basis.

(b) FRS B-8 "Consolidated or combined financial statements"– FRS B-8 supersedes Bulletin B-8 "Consolidated and combined financial statements and valuation of investments in shares" and establishes general rules for the preparation and presentation of consolidated and combined financial statements, and related disclosures. Amendments include:

(i.) Required of consolidation of special purpose entities (SPEs) when controlled.

(ii.) The possibility, under certain conditions, of presenting unconsolidated financial statements.

(iii.) Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity in its capacity as holding Company and that may change its interference in decision-making at the time of assessing the existence of control.

The accounting changes related to the initial application of this FRS were retrospectively recognized and are disclosed in note (12).

(c) FRS C-7 "Investments in associates and other investments"– FRS C-7 sets forth the rules to account for investments in associates as well as other investments where control, joint control or significant influence is not exercised. The principal changes with respect to the former standard include the following:

(i) The equity method of accounting is required for SPEs where significant influence is exercised.

(ii) Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity in its capacity as the holding company and that may change its interference in decision-making at the time of assessing the existence of significant influence.

(iii) A specific procedure and a limit for recognition of an associated entity's losses are provided.

The accounting changes related to the initial application of this FRS were retrospectively recognized and are disclosed in note (12).

(d) FRS C-8 "Intangible assets"– FRS C-8 supersedes Bulletin C-8 "Intangible Assets" and establishes, among other things, primarily the following revisions:

(i) Redefinition of intangible assets, establishing that separability is not the only condition for the intangible asset to be identifiable.

(ii) The acquisition cost must be considered for the initial valuation, identifying whether it is an individual acquisition, business combination or it is internally generated. Additionally, future financial benefits should be generated.

(iii) Subsequent outlays for research and developments in progress should be recorded as expenses if they are part of the research phase or recorded as an intangible asset if they meet the criteria to be recognized as such;

(iv) The presumption that the useful life of an intangible asset may not exceed twenty years was eliminated.

6. Foreign currency position

As of March 31, 2010 and 2009, the consolidated financial statements of PEMEX include monetary assets and liabilities in foreign currency as follows:

	Amounts in foreign currency (Thousands)				
	Assets	**Liabilities**	**Net (liability)/asset position**	**Period-end exchange rate**	**Amounts in pesos**
As of March 31, 2010:					
U.S. dollars	4,436,547	(27,219,528)	(22,782,981)	12.3306	(Ps. 280,927,824)
Japanese yen.............	0	(203,789,404)	(203,789,404)	0.1321	(26,912,429)
Pounds sterling	3,631	(784,219)	(780,588)	18.7179	(14,610,942)
Euros	16,748	(4,435,625)	(4,418,877)	16.6759	(73,688,743)
Swiss franc	509,621	(1,013,985)	(504,364)	11.7156	(5,908,902)
Canadian dollar	79	(2,582)	(2,503)	12.1412	(30,385)
Net liability foreign currency position before foreign currency hedging ...					(Ps.402,079,225)

	Amounts in foreign currency (Thousands)				
	Assets	**Liabilities**	**Net (liability)/asset position**	**Period-end exchange rate**	**Amounts in pesos**
As of March 31, 2009:					
U.S. dollars	17,419,708	(38,363,325)	(20,944,046)	14.1517	(Ps. 296,393,856)
Japanese yen.............	4,890	(240,134,211)	(240,129,321)	0.1428	(34,288,066)
Pounds sterling	409,640	(256,816)	152,824	20.2454	3,093,986
Euros	25,606	(3,218,407	(3,192,801	18.7666	(59,917,923)
Canadian dollar	79	(4,596)	(4,517)	11.0463	(49,896)
Net liability foreign currency position before foreign currency hedging.......					(Ps. 387,555,755)

7. Cash and cash equivalents

As of March 31, 2010 and 2009, cash and cash equivalents are as follows:

	As of March 31, 2010	As of March 31, 2009
Cash in banks	Ps. 82,732,830	Ps. 87,277,418
Other highly liquid instruments	35,882,192	55,771,780
	Ps. 118,615,021	Ps. 143,049,198

8. Accounts, notes receivable and other, net

As of March 31, 2010 and 2009, the accounts receivable are as follows:

	As of March 31, 2010	As of March 31, 2009
Trade-domestic	Ps. 49,729,552	Ps. 43,382,818
Trade-foreign	41,820,635	13,385,815
Employees and officers	4,339,839	4,091,032
Specific funds	11,965,104	44,721,595
Duty paid in excess	1,164,680	14,695,921
Advance payments of taxes	715,453	11,842,113
Other accounts receivable	63,252,657	61,487,562
Less:		
Allowance for doubtful accounts	(1,456,462)	(1,416,926)
Total	Ps. 171,531,458	Ps. 192,189,930

9. Inventories

As of March 31, 2010 and 2009, inventories are as follows:

	As of March 31, 2010	As of March 31, 2009
Crude oil, refined products, derivatives and petrochemical products	Ps. 33,285,539	Ps. 56,253,248
Materials and supplies in stock	5,684,418	5,846,342
Materials and products in transit	136,928	7,732,689
Less:		
Allowance for slow-moving and obsolete inventory	(1,245,990)	(1,425,348)
Total	Ps. 37,860,895	Ps. 68,406,931

10. Property, plant and equipment

As of March 31, 2010 and 2009, the balances of property, plant and equipment, net of accumulated depreciation and amortization, are as follows:

	2010	2009
Buildings	Ps. 55,703,206	Ps. 53,733,524
Wells	709,270,733	587,103,734
Plants	426,230,259	399,225,187
Drilling equipment	25,302,027	23,679,770
Furniture and equipment	39,415,802	37,475,700
Transportation equipment	15,237,655	14,696,578
Offshore platforms	192,462,621	174,939,129
Pipelines	308,729,003	286,739,923
Financing lease	3,075,142	3,075,222
Precious Metal	442,511	0
	1,775,868,960	1,580,668,767
Accumulated depreciation and amortization	(947,015,878)	(868,505,641)
	828,853,082	712,163,126
Land	39,744,498	39,095,406
Fixed assets to be disposed of	1,193,425	722,316
Construction in progress	111,706,442	124,396,968
Total	Ps. 981,497,447	Ps. 876,377,816

The depreciation of fixed assets and amortization of wells at March 31, 2010 and 2009 recognized in cost and operating expenses was Ps. 18,826,114 and Ps. 19,994,454, respectively.

11. Long-term debt

During the period from January 1 to March 31, 2010, Petróleos Mexicanos obtained U.S. $ 654.5 million in nominal terms in loans made or guaranteed by export credit agencies for use in financing its investment program. In addition, we participated in the following activities:

- On January 6, 2010, Petróleos Mexicanos obtained, in the domestic Mexican market, a bank loan for a total of Ps. 3,750,000,000 at a floating rate; the loan matures in September 2011.

- On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000,000 of 6.000% Notes due 2020. The notes are guaranteed jointly and severally by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On February 8, 2010, Petróleos Mexicanos issued, in the domestic Mexican market, Ps. 15,000,000,000 of certificados bursátiles (publicly traded notes) in three tranches: one at a variable rate for Ps. 8,000,000,000, which matures in 2015; the second at a fixed rate for Ps. 5,000,000,000, which matures in 2020; and the third at a fixed rate for Ps. 2,000,000,000, which matures in 2020. The notes are guaranteed jointly and severally by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On February 26, 2010, Petróleos Mexicanos issued CHF 150,000,000 of 3.50% Notes due 2014. The issuance was a reopening and the notes are guaranteed jointly and severally by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

12. Comprehensive loss

The comprehensive loss as of and for the period ended March 31, 2010 and 2009 is set forth below:

	2010	2009
Net loss for the period end...	**Ps. 1,443,384**	**Ps. (26,997,529)**
Surplus in restatement of equity	**0**	**0**
Derivative financial instruments	**(17,553)**	**(2,434,346)**
Accumulated conversion effect	**5,354,893**	**7,333,266**
Deferred income tax efect	**(467)**	**(3,596)**
Effect on equity from employee benefits	**0**	**0**
Comprehensive loss as of the end of the period	**Ps. 6,780,257**	**Ps. (22,102,205)**

13. Commitments

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex, and extending the original contract until 2027. As of March 31, 2010 and 2009, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 15,484,615 and Ps. 20,347,493, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen production plant under the terms of the contract.

The estimated future payments are as follows:

	As of March 31, 2010
2010	Ps. 1,296,276
2011	1,880,347
2012	1,910,689
2013	1,284,733
2014	1,300,828
Over 5 years	7,811,742
Total	Ps. 15,484,615

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017.

As of March 31, 2010, the estimated value of the nitrogen to be supplied during the remaining term of the contract amounts to Ps. 2,145,511.

In the event of early termination of the contract, PEMEX will be bound to pay only for services received and certain non-recoverable expenditures under the terms specified in the contract.

The estimated future payments under this contract are as follows:

	As of December 31, 2009	
2010 remaining quarters	Ps.	610,480
2011		503,388
2012		503,388
2013		106,202
2014 to 2017		422,053
Total	Ps.	2,145,511

PEMEX entered into Financed Public Work Contracts ("FPWCs") at different times until 2024, for a total contracted amount of U.S.$ 8,385,648.

At March 31, 2010 and 2009, PEMEX had contracts with various contractors for an estimated amount of Ps. 452,143,829 and Ps. 478,842,117, respectively, for the development of various infrastructures works.

PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.

14. Contingencies

PEMEX is involved in various civil, tax, criminal, administrative, labor, commercial lawsuits and arbitration proceedings. The result of these proceedings is uncertain as of this date. Based on the information available, the amount claimed in connection with these lawsuits as of January 25, 2010 totaled approximately Ps. 65,300,337. As of March 31, 2010, PEMEX had accrued a reserve of Ps. 12,672,745 for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

Civil Actions

I. In September 2001, CONPROCA, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce ("ICA) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (which was notified to Pemex-Refining on December 22, 2008) without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009 CONPROCA and Pemex-Refining submitted a brief determining the amount of liability to be paid to each other with their respective evidence. As of this date, the ICA is analyzing these briefs. Pemex-Refining is preparing a reply to be filed in May 2010. As of this date, CONPROCA is seeking a total amount of US$424,890 and Pemex-Refining is seeking US$116,025.

II. In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA seeks damages of U.S. $319,920 and Ps. 37,209. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On January 13, 2010, the ICA notified the parties that an award was issued on December 16, 2009. Pemex-Exploration and Production was ordered to pay to COMMISA the total amount of U.S. $293,600 and Ps. 34,459 plus interests COMMISA was ordered to pay to Pemex-Exploration and Production the total amount of U.S.$5,737 plus interests. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA filed a motion before a U.S. court requesting the execution of this award. As of this date, Pemex-Exploration and Production is seeking that this award is declared null and has filed a motion against its execution.

III. On December 16, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. ("Asociación de Transportistas") filed a claim before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District (No. 271/2005-I) and on October 31, 2007 filed an additional claim (No. 295/2007) before the same Court, seeking a declaration of a transportation agreement breach executed by the parties and asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank truck, assign a cargo to each of them pursuant to the above mentioned transportation agreement and the payment of the related damages. As of this date, a final resolution is still pending in connection with several constitutional reliefs known as *amparos* filed by Asociación de Transportistas against a judgment in favor of Pemex-Refining. In a first claim filed by Asociación de Transportistas against Pemex-Refining seeking Ps. 1,647,629, a judgment in favor of Pemex-Refining was granted.

IV. On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz (No. 12/2007) in connection with a civil claim filed by Leoba Rueda Nava, seeking approximately Ps.2,896,927 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste. As of this date, the evidentiary stages have been completed. A final judgment is still pending.

V. In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. ("TGT") commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. ("GNM") and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On February 15, 2010, GNM and Pemex-Gas and Basic Petrochemicals filed a reply to TGT additional claims. The ICA modified the process schedule stating that it will decide on the additional claims filed by the parties on April 5, 2010 and on the experts' appointment on April 9, 2010. If the additional claims are accepted, the process record will be modified on May 10, 2010.

VI. In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the *Juzgado Tercero de Distrito en Materia Civil* (Third Civil District Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393,000 (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. 89,000. Pemex-Refining filed an *amparo* against this judgment. A resolution is still pending.

VII. On August 16, 2006, two *amparos* (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the *Juzgado Cuarto de Distrito en Materia Administrativa* (Fourth Administrative District Court) in the Federal District alleging that Pemex-Exploration and Production had violated their constitutional rights through the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract. An expert's opinion on geology to be filed by Pemex-Exploration and Production is still pending. A constitutional hearing will be held on May 11, 2010.

VIII. As of the date of this report, only one of the several claims related to the Financed Public Works Contracts ("FPWC") filed by a group of Congressmen from the LIXth Legislature remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs. This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Political Constitution of the United Mexican States. On June 7, 2008, Pemex-Exploration and Production responded to this claim. As of this date, the evidentiary stage is still pending since the defendant has filed several motions.

IX. In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. ("Impulsora") to establish a new company called Mexicana de Lubricantes, S.A. de C.V. ("Mexicana de Lubricantes"), which manufactures, bottles and distributes automotive and industrial lubricants and greases. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

- On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional claim against the *Ley Federal de Procedimiento Administrativo* (Administrative Process Federal Law) and a proposed model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. ("Bardahl"), a competitor in the lubricants market, which claims that it is the owner of the "Mexlub" trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusivity of Mexicana de Lubricantes' rights to sell its lubricants. On April 12, 2010, a constitutional hearing will be held.

- On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the *Juzgado Segundo de Distrito en Materia Civil* (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders' meeting to discuss Mexicana de Lubricantes' financial information as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting. The execution of the final resolution is still pending.

- On June 7, 2006, Pemex-Refining filed a criminal complaint before the *Procuraduría General de la República* (Federal Attorney General Office) for fraud allegedly committed by members of the Board of Directors of Mexicana de Lubricantes. As of this date, the matter is still under investigation. An accounting report states that the damage caused to Pemex-Refining added up to Ps. 25,828. An expert´s opinion from the Federal Attorney General Office is still pending.

- On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the *Juzgado Octavo de Distrito en Materia Civil* (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. On November 30, 2009, a judgment was issued in favor of Impulsora stating that approval of the financial statements of Mexicana de Lubricants is still pending, a condition to determine if there were any profits. Pemex-Refining filed an appeal against this resolution, which is still pending.

- On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the *Juzgado Primero de Distrito en Materia Civil* (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining.

- On May 2, 2007, Bardahl filed a commercial claim against Mexicana de Lubricantes and Pemex-Refining before the *Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito* (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco (No. 95/2007) seeking that the trademark license agreement between Pemex-Refining and Mexicana de Lubricantes and its amendments are declared null because there is an exclusivity clause that forces the sale of products of Mexicana de Lubricantes in the services stations in Mexico and the related damages. The trial is in the evidentiary stage. The plaintiff's expert stated that the damage added up to Ps. 18,008,068. The defendants' expert stated that there were no damages to be paid to Bardahl. An opinion of an independent third expert is still pending.

- In November 3, 1997 the *Comisión Federal de Competencia* (Federal Competition Commission) opened an investigation relating to commercial practices against Pemex-Refining. On July 10, 2003, the Federal Competition Commission prohibited Pemex-Refining from engaging in anti-competitive practices in relation to certain exclusivity agreements executed with service stations, and imposing on Pemex-Refining a fine of 1,500 daily minimum wage units per day until such agreements were brought into compliance. Even though this is a final resolution, its execution is suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission announced that Pemex-Refining was required to comply with the resolution within 15 days. On February 12, 2008, Pemex-Refining argued that it was not able to comply with a resolution due to a definitive suspension granted to Bardahl in a separate *amparo* hearing. On April 10, 2008, the Commission announced that Pemex-Refining was required to comply with the Resolution within 15 days. Pemex-Refining filed a suspension motion which was granted on May 6, 2008. On April 30, 2008, an *amparo* was granted in favor of Pemex-Refining declaring unconstitutional the resolution issued by the Commission. The Federal Competition Commission filed a revised motion (No. 246/2008) before the *Décimo Tribunal Colegiado del Primer Circuito* (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. In January 2009, Pemex-Refining was required to response several revised motions filed by Mexicana de Lubricantes and the Federal Competition Commission before the *Décimo Primer Tribunal Colegiado en Materia Administrativa del Primer Circuito* (Joint Administrative Court of the First Circuit) against the resolution in favor of Pemex-Refining. On January 28, 2009, Pemex-Refining filed its allegations and on July 7, 2009 the Court confirmed the resolution in favor of Pemex-Refining. On August 20, 2009, the Federal Competition Commission reviewed the arguments filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new *amparo* before the *Juzgado Décimo Tercero de Distrito en Materia Administrativa* (Thirteenth Administrative District Court) in the Federal District (1691/2009) which was granted. Pemex-Refining filed a motion requesting that this proceeding to be joined with a pending proceeding before the Juzgado *Juzgado Décimo Sexto de Distrito en Materia Administrativa* (Sixteenth Administrative District Court) in the Federal District filed by Mexicana de Lubricantes and Impulsora against the new resolution issued by the Federal Competition Commission. On December 18, 2009 the motion was denied. A constitutional hearing will be held on April 15, 2010.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

15. Business segment information

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

As of March 31, 2010

	Exploration y Production	Refining	Gas Basic Pettrochemicals	Petrochemicals	Corporative and Subsd. Companies	Intersegment eliminationes	Total
Sales:							
Trade	0	124,750,093	34,354,603	6,680,935	140,661,311		306,446,942
Intersegment	244,283,781	17,265,005	20,445,111	3,787,823	79,196,162	(364,977,882)	-
Servicies income	-	917,470	-	-	11,558,551	(11,047,781)	1,428,240
Gross income	190,278,985	(29,161,635)	1,175,628	(399,118)	12,409,559	(11,058,095)	163,245,323
Operating income (loss)	181,963,632	(41,537,664)	(1,514,445)	(3,930,905)	2,826,291	(248,260)	137,558,648
Net income (loss)	21,521,347	(22,816,193)	(303,925)	(4,261,316)	2,195,132	5,108,339	1,443,384
Comprehensive financing cost	(9,167,768)	832,167	(1,085,972)	97,646	(4,908,550)	-	(14,232,477)
Depreciation and amortization	18,826,114	2,199,438	875,087	284,406	160,563	-	22,345,608
Labor cost reserve	9,904,000	10,008,025	2,033,945	2,753,495	4,713,355	-	29,412,819
Taxes and duties	170,088,488	1,438,011	123,411	79,172	309,917	-	172,039,000
Total assets	1,440,326,151	505,480,444	144,448,434	90,126,898	1,788,501,445	(2,643,616,704)	1,325,266,667
Current assets	706,789,407	318,241,426	101,164,125	71,791,553	881,764,550	(1,751,743,687)	328,007,375
Investment in shares	637,016	157,094	1,522,245	-	383,688,178	(376,875,561)	9,128,972
Fixed assets	730,359,498	186,251,453	41,495,412	17,078,388	9,287,229	(2,974,534)	981,497,447
Acquisition of fixed assets	34,961,779	1,495,604	295,353	343,917	33,074	-	37,129,727
Current liabilities	423,224,579	269,648,154	39,887,663	13,213,983	1,209,351,900	(1,740,451,849)	214,874,431
Reserve for employee benefits	204,444,056	201,533,449	50,357,382	55,655,998	80,513,899	-	592,504,784
Total liabilities	1,160,289,027	508,917,809	97,844,096	69,773,252	1,819,115,056	(2,263,759,569)	1,392,179,672
Equity	280,037,124	(3,437,365)	46,604,338	20,353,646	(30,613,612)	(379,857,134)	(66,913,004)

As of March 31, 2009

	Exploration y Production	Refining	Gas Basic Pettrochemicals	Petrochemicals	Corporate and Subsd. Companies	Intersegment eliminationes	Total
Sales:					976,836,217	-1,684,435,003	1,328,949,952
Trade		98,099,496	30,228,843	4,654,201	92,019,253	-	225,001,793
Intersegment	161,851,982	13,117,858	15,764,225	7,660,777	49,272,766	(24,766,760)	-
Servicies income	-	913,526	-	-	765,488	(289,031)	1,389,983
Gross income	108,410,470	3,767,167	3,254,103	(2,758,974)	11,136,085	(8,362,812)	115,446,040
Operating income (loss)	100,392,762	(6,133,383)	299,728	(5,147,083)	2,442,092	1,368,500	93,222,616
Net income (loss)	(14,226,947)	(13,347,431)	1,110,865	(4,995,574)	(36,069,193)	40,530,752	(26,997,528)
Comprehensive financing cost	(18,206,743)	(5,349,770)	563,445	30,610	2,691,707	-	(20,270,750)
Depreciation and amortization	19,994,454	2,009,104	838,157	284,428	162,466	-	23,288,609
Labor cost reserve	8,220,302	8,112,692	1,813,799	2,244,443	3,701,319	-	24,092,555
Taxes and duties	95,713,782	634,662	41,521	60,015	446,815	-	96,896,795
Total assets	1,130,747,479	380,806,204	134,596,855	74,462,811	1,999,095,618	(2,415,754,426)	1,303,954,541
Current assets	500,128,477	199,151,632	90,579,703	57,622,694	1,106,624,868	(1,550,461,315)	403,646,059
Investment in shares	402,563	157,094	1,737,637	-	40,345,855	31,038,800	11,604,349
Fixed assets	630,068,293	178,811,559	41,939,957	16,427,219	9,130,788	-	876,377,816
Acquisition of fixed assets	92,407,764	(80,235)	(1,017,169)	294,392	445,526	-	92,050,278
Current liabilities	160,575,156	188,108,161	32,947,684	6,521,363	863,882,779	(1,067,109,652)	184,925,491
Reserve for employee benefits	177,251,543	172,608,973	43,357,437	47,751,350	67,889,929	-	508,859,232
Total liabilities	872,066,996	409,805,280	85,855,629	55,440,054	1,958,414,970	(2,087,259,379)	1,294,323,550
Equity	258,680,482	(28,999,076)	48,741,226	19,022,758	40,680,648	(328,495,046)	9,630,992

16. Services income

Services income is considered in the export sales item in the Income statement, since it is income of the ordinary course of business.

17. Subsequent events

On April 26, 2010, the exchange rate was Ps. 12.2405 per dollar, which represents a 1.01% appreciation in dollar terms as compared to the March 31, 2010 exchange rate which was Ps. 12.4145. The price of crude oil mix was U.S. $74.98 per barrel, an increase of 0.81% in comparison with price as of March 31, 2010, of U.S. $74.38 per barrel.

Process of adoption of the International Financial Reporting Standards (IFRS) by Petróleos Mexicanos

Petróleos Mexicanos, in its character of securities issuer filed with the *Comisión Nacional Bancaria y de Valores* (Mexican Banking and Securities Commission), is carrying out all the necessary actions in order to adopt the *Normas Internacionales de Información Financiera or "NIIFs"* (International Financial Reporting Standards), issued by the *Consejo de Normas Internacionales de Contabilidad* (International Accounting Standards Board).

Such actions involve to adequate its processes and train its personnel, in order to be able to successfully accomplish the implementation of the NIIFs, in the time frame established by the Mexican General Provisions applicable to security issuers and other participants in the securities market ("Issuers Circular").

Currently, Petróleos Mexicanos prepares both, individual and consolidated financial statements of Petróleos Mexicanos and its Subsidiary Entities under *Normas Específicas de Información Financiera Gubernamental* (Mexican Governmental Financial Reporting Standards for State Owned Companies or "Governmental Norms" or "NGs"), as consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and its Subsidiary Companies ("PEMEX"), under *Normas de Información Financiera* (Financial Reporting Standards).

The *Ley General de Contabilidad Gubernamental* (Mexican Governmental Accounting Law), effective on January 1st, 2009, and Petróleos Mexicanos and its Subsidiary Entities must be in compliance with this law, since they are State Owned Companies. Pursuant to this Law, the *Consejo Nacional de Armonización Contable* (National Counsel for Accounting Harmonization) was created (and it is responsible for issuing the guidelines and rules that must be abided to, among others, by the State Owned Companies. Petróleos Mexicanos is working with such Counsel and with the *Dirección General de Contabilidad Gubernamental de la Secretaría de Hacienda y Crédito Público* (General Direction of Governmental Accounting of the Ministry of Finance with the purpose of creating a work group that jointly determinates detailed guidelines PEMEX must abide to in order to be in compliance with such Law.

The above is worth mentioning due to the fact that Petróleos Mexicanos must aim its efforts to adjust its systems and internal processes, to comply with the requirements of both the Mexican Governmental Accounting Law and the NIIFs, all in the time frame established in the applicable law for delivery of information.

Identification of the persons or responsible areas:

	Name
Name of the area and responsible person:	Carlos Alberto Treviño Medina Chief Financial Officer

	Name
	Mauricio Abraham Galán Ramírez Director of Information Technologies and Business Process
Members of the transition team (mention to which area they correspond):	Víctor Manuel Cámara Peón Deputy Director of Financial Information Systems. Enrique Díaz Escalante Accounting Manager Francisco Javier Torres Suárez Deputy Director of Financial Information Systems.
Name of the coordinator (as the case may be):	Víctor Manuel Cámara Peón.- Deputy Director of Financial Information Systems.
Signatures of the External Auditors:	KPMG Cárdenas Dosal, S.C.
Signatures of the External Advisors hired for the transition, other than the Auditor (as the case may be):	Petróleos Mexicanos will carry out a bidding process for hiring consulting services for the development of adoption of the NIIFs.

a) Training

According with the Time Frame Activities described below, the implementation process of the NIIFs will be developed through several stages. In the stage denominated Diagnostic, the team of the Project will be trained in the following subjects:

- International Financial Reporting Standards;
- International Accounting Principles;
- Strategies for Administration Change;
- Functionality Solutions of NIIFs, in:
  - Systems Applications and Products ("SAP")
  - Oracle Financial Business Suite

In the stage of Implementation there is a plan to train personnel of the processes that may have been affected by this Project.

Direct participants in the Implementation

The training plan is hereby submitted for PEMEX's personnel, regarding technical knowledge required for the analysis and preparation of financial information under NIIFs:

Personnel of the Issuer	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Motive)
Directors and relevant personnel of the issuer: - Director General - Chief Financial Officer - Other Executive Officers and relevant personnel	July 1, 2010	October 29, 2010		
Members of the Committees of the Board of Directors: - Members of the Audit and Performance Evaluation Committee	July 1, 2010	October 29, 2010		
Personnel responsible for the preparation and presentation of financial information under NIIFs: - Leader of the work team - Responsible Personnel - Auxiliary Personnel	July 1, 2010	October 29, 2010		
Others (detail): Personnel with experience in the areas of information technologies and operation, which will receive training in the scope of their corresponding tasks.	July 1, 2010	October 29, 2010		

Indirect participants in the Implementation

The training plan is hereby submitted for other areas of PEMEX, which will be indirectly involved in the implementation of the NIIFs:

	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Motive)
Name of the area: The training will be focused in the following areas: - Operative Areas that generate the	October 25, 2010	February 27, 2012		

	Initial Date	In process (Estimated Final Date)	Finalized	Not applicable (Motive)
Accounting Registry. - Areas that generate the International Financial Reporting Standards. - Areas that generate consolidation and disclosure of the financial statements. - Areas that carry out costs accounting. - Areas that carry out the internal financial control.				
Others (detail): During the development of the implementation process of the NIIFs, the transfer of knowledge over the applications of the information technologies to the personnel of Petróleos Mexicanos is planned.	February 8, 2011	April 6, 2012		

b) Time Frame Activities

Petróleos Mexicanos has planned to start the bidding process for the implementation of the NIIFs and the amendments that may result applicable under the Governmental Standards in June 2010, at the latest. This bidding process will be carried out in compliance with the *Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público* (Mexican Acquisition, Leasing and Services of the Public Sector Law), implementing the invitation to at least three parties, as hiring procedure.

As part of the process preparation, Petróleos Mexicanos held work meetings with several Audit Firms that may be invited to participate in the bidding process for the implementation of the NIIFs and the transition to NGs. It is important to mention that the Firm KPMG Cárdenas Dosal, S.C., principal auditor of the consolidated financial statements of PEMEX, will not participate in this bidding process, so it will not be in any of the assumptions provided by Article 83 of the Issuers Circular.

Meetings celebrated with such Audit Firms give them a better comprehension of the current situation of PEMEX, in aspects related to its accounting, the systems that support it, and the changes needed to be accomplished in order to meet the aforementioned requirements.

PEMEX plans to carry out the necessary actions to adequate its processes and train its personnel, in order to accomplish the adoption of the NIIFs, and be able to disclose, in a timely fashion, to the Mexican Banking, Securities & Exchange Commission, to the *Bolsa Mexicana de Valores, S.A.B. de C.V.* (Mexican Stock Exchange), and to the public in general, the financial results of PEMEX as of the first quarter of 2012, with compared data against the same period of 2011, and under the same regulation, in terms of the Second Transitory Article of the Resolution that Amends the Issuers Circular, published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on January 27, 2009.

The project will be developed through the following stages:

Diagnostic:

- Project planning to adopt the NIIFs.
- Training on NIIFs.
- Detailed study of the differences between NGs and the policies adopted by PEMEX with NIIFs.
- Analysis and determination of the impact in Petróleos Mexicanos, its Subsidiaries Entities and Subsidiary Companies, by the adoption of NIIFs and changes to NGs.
- Detailed study of the findings.
- Determination of the impact on the internal control system.
- Review of the accounts catalogue.
- Determination of the need to apply valuations to fixed assets or other mechanisms.
- Evaluation of the impact in the systems.
- Preliminary study of the probable economic impact by the adoption of the NIIFs.
- Analysis of the internal and external communications.
- And other activities that may be identified in this stage.

Design:

- Flow diagram of impacted procedures by the adoption of the NIIFs and changes in NGs.
- Business Plans for integral solutions.
- Restructure of information regarding fixed assets.
- Cost absorbing systems.
- Accounts catalogue.
- Parallel accountings to comply with both NGs and NIIFs.
- Consolidation system.
- Internal control of the cycles-procedures impacted by the adoption of the NIIFs and changes in NGs.
- Definition of internal and external communication strategies.
- And other activities that may be identified in this stage.

Development:

- Configuration in SAP (including the functionality that allows the registry of an operation under diverse accounting regulations, known as NewGL, among others) and Oracle Financial.
- Construction of applicatives.
- Modifications to *Legacy systems* (Developed Applications to address operative needs).
- Construction of the cost systems (configuration of SAP or external system).
- Transfer of technical and business knowledge.
- Elaboration of internal regulation for impacted operations by the adoption of NIIFs and changes in NGs.
- Consolidated system for NGs and NIIFs.
- Determination of the initial balance sheet.
- Detailed determination of the economic impact by the adoption of NIIFs.
- Determination of the data for the financial results of the quarters of 2011.
- Management of Change.
- Tests to the internal control design.
- Functional and integral tests.
- And other activities that may be identified in this stage.

Implementation:

- Gradual productive implementation:
  - NIIFs and NGs solution January 1, 2012
  - Production costs system July 1, 2012
  - Integral costs system August 2, 2012
  - Disclosures and other accounting aspects September 1, 2012
- Subsequent support to the implementation (it is considered at least in the execution of 2 quarterly closings).

Estimated date of adoption:	January 1, 2012

Stage 1. Communication

Activity	Estimated Initial Date	Starting Date	Estimated Final Date	Finalized	Percentage Advanced (%)	Comments
1.Coordination among the General Direction of the issuer with all the areas involved and related Companies that may be consolidated or incorporated.	July 1, 2010		July 17, 2010		0% (zero per cent)	
2.Design, communication and disclosure of the training Plan.	July 1, 2010		July 17, 2010		0% (zero per cent)	
3. Others (detail).						

Stage 2. Evaluation of accounting and business impacts.

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Preliminary identification of the accounting impacts that require specific actions (diagnostic of the main differences between valuation and disclosure).	July 1, 2010		October 29, 2010		0% (zero per cent)	In this stage there is a plan to elaborate an exhaustive analysis of the impact of NIIFs, NGs and Costs System.
2. Choices between the available options of NIIF 1 (first time application) and review of provisions and estimations.	July 1, 2010		October 29, 2010		0% (zero per cent)	Expected Product within the Diagnostic Stage.
3. Definition of new accounting policies according with different alternatives contemplated by NIIFs.	November 3, 2010		March 7, 2011		0% (zero per cent)	Expected Product within the Design Stage.
4. Evaluation of the impacts in the information systems, internal control, etc.	July 1, 2010		October 29, 2010		0% (zero per cent)	Expected Product within the Diagnostic Stage.
5. Identification and evaluation of elements that affect development measures of the issuer (financial reasons, etc.).	July 1, 2010		October 29, 2010		0% (zero per cent)	Expected Product within the Diagnostic Stage.
6. Identification and review of contracts and other agreements that may be amended with respect to the transition to NIIFs, as well as possible violations to commitments or covenants.	July 1, 2010		October 29, 2010		0% (zero per cent)	Expected Product within the Diagnostic Stage.
7. Detail of additional disclosures in the notes of the financial statements for implementation of NIIFs.	January 2, 2012		Julio 31, 2012		0% (zero per cent)	It has been planned that disclosures under NIIFs are one of the last deliverable products of the adoption process.

Stage 3. Implementation and parallel elaboration of financial reports under NIIFs and current accounting regulations

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
1. Identification of the principal changes in the execution of the computing systems required for elaboration of the financial statements under NIIFs, both for the information flow and for the preparation process of such financial statements.	July 1, 2010		October 29, 2010		0% (zero per cent)	In the Diagnostic Stage, there is a plan to elaborate an exhaustive analysis of the impact to the systems.
2. Identification of documents and new or complementary reports to the current reports issued under the changes of information systems, as well as new concepts required by NIIFs.	July 1, 2010		October 29, 2010		0% (zero per cent)	Expected Product within the Diagnostic Stage
3. Analysis of the economic situation and the financial results of the issuer, identifying adjustments and necessary evaluations to convert the credit or debit balance, at the date of the transition to NIIFs.	May 2, 2011		May 2, 2012		0% (zero per cent)	These works will be elaborated within the project in the Development and Implementation stages. The determined financial data will be audited by an external Accounting Firm that complies with the requirement of independence.
4. Preparation of the opening balance under NIIFs, and reconciliation of financial results and consolidated equity against NIIFs.	May 2, 2011		May 2, 2012		0% (zero per cent)	These works will be elaborated within the project in the Development stage. The determined financial data will be audited by an external Accounting Firm that complies with the requirement of independence.
5. Design and adaptation of the quality control procedures in the financial	November 2, 2010		April 6, 2011		0% (zero per cent)	These products will be obtained in the Design and

Activity	Estimated Initial Date	Initial Date	Estimated Final Date	Final Date	Progress Percentage (%)	Comments
information in order to guarantee its reliability.						Development stages.

Concluded Activities

As of the date of the present document, Petróleos Mexicanos continues to perform all the necessary actions in order to adopt the NIIFs, and according to the above, such actions have not concluded.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	Trading services in the international market	8,860	100.00
Kot Insurance Company, AG.	Reinsurance company	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	International crude oil trader	2,214,241	98.33
P.M.I. Holdings, B.V.	Holding	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Holding	6,200	100.00
P.M.I. Trading, Ltd.	International petroleum products trader	4,900	48.51
P.M.I. Marine, Ltd.	Crude oil trader	230,275	100.00
Mex-Gas Internacional, Ltd.	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Deer Park Refining Ltd.	Refining company	1	0.00	0	5,402,055
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	2,360,586
Instalaciones Inmobilidarias para Industrias, S.A	Holding	62,167,264	100.00	62,167	1,384,753
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	597,223
Pan American Suphur, Ltd.	Sulphur storage and distribution	1,498	99.87	5,271	22,468
Pasco International, Ltd.	Sulphuric acid storage	10,000	100.00	31,007	38,057
Other investments		1	0.00	0	16,054
Investments Fluctuation Estimate		1	0.00	0	-849,318
TOTAL INVESTMENT IN ASSOCIATES				678,972	9,128,972
OTHER PERMANENT INVESTMENTS					0
TOTAL					9,128,972

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

NOTES

THE HOLDING PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO HOLDING PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES. UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

CONSOLIDATED

(Thousand Pesos)

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	02/07/2018	5.44							246,612	0	246,612	246,612	246,612	1,109,754
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.40							171,346	46,916	218,262	127,387	93,629	0
ABN AMRO BANK, N.V. (1) (7)	YES	23/12/2002	31/03/2014	4.50							109,476	109,476	218,952	218,952	218,952	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/11/2006	15/12/2015	0.46							362,665	0	362,665	362,665	362,665	725,329
ABN AMRO BANK, N.V. (1) (8)	YES	03/01/2003	01/10/2012	0.63							23,518	0	23,518	23,518	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	01/03/2003	01/06/2012	0.48							206,341	0	206,341	103,171	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	02/03/2000	01/04/2011	0.56							358,244	0	86,971	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	03/12/2001	30/06/2010	1.10							33,828	0	0	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	27/08/2002	27/08/2012	0.39							4,666	4,666	9,332	4,666	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	19/12/2007	26/06/2017	0.43							290,132	0	290,132	290,132	290,132	1,015,461
ABN AMRO BANK, N.V. (1) (8)	YES	03/11/2005	25/06/2015	0.43							435,198	0	435,198	435,198	435,198	652,796
ABN AMRO BANK, N.V. (1) (8)	YES	11/05/2001	20/12/2012	1.16							369,918	0	369,918	369,918	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	13/07/2004	16/06/2014	0.46							435,198	0	435,198	435,198	242,985	25,387
ABN AMRO BANK, N.V. (1) (8)	YES	30/09/2002	16/12/2013	0.46							369,918	0	369,918	369,918	88,534	0
BANCO SANTANDER CEN (1) (8)	YES	10/04/2003	23/06/2011	0.43							16,534	0	1,273	0	0	0
BANCO SANTANDER CEN (1) (8)	YES	28/02/2007	16/06/2014	0.46							176,151	0	176,151	176,151	176,151	88,076
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	1.16							580,264	0	580,264	580,264	580,264	2,030,922
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	1.16							290,132	0	290,132	290,132	290,132	1,015,461
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.39							246,612	246,612	493,224	493,224	493,224	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.49							580,264	0	580,264	580,264	580,264	290,132
BNP PARIBAS (1) (8)	YES	03/11/2005	26/01/2015	0.39							290,132	290,132	580,264	580,264	580,264	580,264
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	0.43							507,731	0	507,731	507,731	507,731	761,596
CALYON NEW YORK BRA (1) (8)	YES	30/11/2006	27/02/2017	0.39							20,389	20,389	40,779	40,779	40,779	122,336
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.46							23,695	0	23,695	23,695	23,695	0
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	0.48							294,930	0	294,930	126,669	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							52,238	52,238	104,478	104,478	104,478	313,434
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64							246,612	0	246,612	123,306	0	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	0.60							19,901	0	9,849	3,388	1,694	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.91							184,959	61,653	246,612	246,612	215,786	215,785
EXPORT DEVELOPMENT (1) (8)	YES	22/12/1999	15/12/2010	0.46							246,612	0	0	0	0	0
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							739,836	0	739,836	739,836	739,836	4,439,016
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							369,918	0	369,918	369,918	369,918	2,219,508

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2010**

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81							184,959	0	184,959	184,959	184,959	1,109,754
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							74,469	74,469	148,938	148,938	148,938	446,815
HSBC BANK PLC (1) (7)	YES	26/11/1999	26/09/2011	5.70							36,480	27,944	32,212	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							18,978	2,094	21,072	21,072	21,072	46,087
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.41							29,382	29,382	58,765	58,765	58,765	0
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	1.16							160,298	0	160,298	160,298	80,149	0
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	0.46							290,132	0	290,132	290,132	206,719	0
HSBC BANK PLC (1) (8)	YES	22/12/1999	15/12/2010	0.46							198,695	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	0.47							246,612	0	246,612	246,612	132,924	0
HSBC BANK PLC (1) (8)	YES	29/06/2005	30/04/2013	0.57							36,210	0	36,210	36,210	18,105	0
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.38							6,171	6,171	12,341	12,341	12,341	12,341
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	1.10							73,589	0	73,589	73,589	73,589	257,561
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	0.48							10,499	0	10,499	10,499	10,499	5,249
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	0.93							28,152	28,152	56,304	56,304	28,152	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.38							43,732	43,733	87,466	87,466	87,466	131,200
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.43							20,675	0	20,675	20,675	20,675	20,675
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	0.58							8,101	0	8,101	8,101	8,101	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	28/11/2015	0.48							4,288	0	4,288	4,288	4,288	8,576
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.59							23,611	0	23,611	23,611	23,611	11,806
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	0.58							130,800	0	130,800	130,800	119,691	71,311
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	0.56							44,067	0	44,067	44,067	44,067	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.92							74,424	0	74,424	74,424	74,424	98,363
HSBC BANK PLC (1) (8)	YES	22/12/2008	01/07/2015	1.12							77,800	77,800	155,599	155,599	155,599	233,399
HSBC BANK PLC (1) (8)	YES	24/06/2005	28/05/2014	0.48							2,446	0	2,446	2,446	2,446	1,223
HSBC BANK PLC (1) (8)	YES	07/06/2006	27/11/2013	0.48							43,077	0	43,077	43,077	43,077	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	23/11/2014	0.49							23,941	0	23,941	23,941	23,941	23,941
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.65							23,370	23,370	46,739	46,739	27,871	13,505
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	0.63							12,406	513	12,919	12,919	8,608	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	0.40							17,486	17,486	34,972	34,972	34,972	17,486
HSBC BANK PLC (1) (8)	YES	20/09/2004	16/02/2014	0.39							20,930	20,930	41,860	41,860	41,860	0
HSBC BANK PLC (1) (8)	YES	05/06/2006	12/07/2011	0.42							16,265	16,265	16,265	0	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	11/01/2013	0.42							32,387	32,387	64,775	64,775	0	0
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.46							217,599	0	217,599	217,599	217,599	543,997
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	1.16							145,066	0	145,066	145,066	145,066	507,731
J.P. MORGAN CHASE B (1) (8)	YES	03/02/2000	06/03/2012	0.38							38,135	38,135	53,425	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.43							246,612	0	246,612	246,612	246,612	1,479,672
J.P. MORGAN CHASE B (1) (8)	YES	22/06/2009	20/12/2019	0.44							123,306	0	123,306	123,306	123,306	739,836
J.P. MORGAN CHASE B (1) (8)	YES	10/09/2008	20/06/2017	1.16							217,599	0	217,599	217,599	217,599	761,596
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.36							0	0	58,410	59,506	59,506	61,699
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	1.53							385,503	385,503	771,006	771,006	771,006	2,313,006
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	31/12/2012	0.69							205,953	10,446	176,289	165,844	0	0
KREDITANSTALT FUR W (1) (8)	YES	13/09/1999	31/03/2011	0.50							15,264	15,713	0	0	0	0
MEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	0.63							58,355	0	58,355	29,178	0	0
MIZUHO CORPORATE BA (1) (8)	YES	04/03/2010	24/03/2020	0.43							0	0	435,209	870,417	870,417	5,222,317
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	13/12/2018	1.22							0	0	924,795	924,795	924,795	4,623,975
MIZUHO CORPORATE BA (3) (7)	YES	16/10/1998	20/05/2010	1.98							922,238	0	0	0	0	0
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91							425,638	0	425,638	425,638	425,638	851,275
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							883	0	883	883	883	527
SOCIETE GENERALE (1) (7)	YES	03/02/2006	16/02/2017	4.77							152,599	152,599	305,198	305,198	305,198	915,593
SOCIETE GENERALE (1) (8)	YES	03/02/2006	16/02/2017	0.86							106,535	106,535	213,070	213,070	213,070	639,210
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	0.39							18,476	18,476	36,952	9,014	0	0
SOCIETE GENERALE (1) (8)	YES	31/03/1989	01/08/2011	0.39							124,601	79,616	58,546	0	0	0
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	16/02/2017	0.39							44,369	44,369	88,737	88,737	88,737	266,212
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	1.16							246,612	0	246,612	246,612	138,473	0
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.39							145,066	145,066	290,132	290,132	290,132	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.43							217,599	217,599	435,198	435,198	435,198	652,796
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.39							217,599	217,599	435,198	435,198	435,198	435,198
THE BANK OF TOKYO, (1) (8)	YES	30/09/2005	29/06/2011	1.10							59,506	0	1,096	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	0.40							274,013	274,013	548,027	548,027	0	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	0.47							246,612	0	246,612	493,224	863,142	863,142
INT DEV NO PAG	NOT		31/12/2010	0.00							333,978	0	0	0	0	0
COMMERCIAL BANKS																
BBVA BANCOMER, S.A. (6) (11)	NOT APPLIED	16/12/2004	20/12/2012	10.55	800,000	0	1,600,000	1,600,000	0	0						
BANCO NACIONAL DE M (6) (7)	NOT APPLIED	28/10/2004	05/11/2012	11.00	0	0	2,000,000	2,000,000	0	0						
BANCO NACIONAL DE M (6) (11)	NOT APPLIED	23/07/2009	31/01/2011	5.05	0	6,700,000	0	0	0	0						
BANCO NACIONAL DE M (6) (11)	NOT APPLIED	29/09/2009	30/12/2010	5.09	3,750,000	0	0	0	0	0						
BANCO INBURSA, S.A. (6) (11)	NOT APPLIED	18/06/2009	16/06/2011	4.93	0	0	6,750,000	0	0	0						
NACIONAL FINANCIERA (6) (11)	NOT APPLIED	11/08/2009	17/07/2014	4.93	0	333,333	1,333,333	1,333,333	1,333,333	666,668						
BANCO SANTANDER, S. (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	4.93	600,000	0	1,200,000	1,200,000	0	0						
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.24							0	0	18,495,900	16,954,575	16,954,575	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANCO SANTANDER S.A (1) (8)	YES	17/09/2003	19/09/2013	0.40							61,653	61,653	123,306	123,306	61,653	0
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.25							0	0	2,766,657	0	0	2,766,657
OTHER																
INT DEV NO PAG	NOT APPLIED		31/12/2010	0.00	209,543	0	0	0	0	0						
CREDIT AGRICOLE CIB (1) (8)	YES	15/01/2010	15/01/2013	2.49							2,466,120	0	0	0	0	0
CREDIT AGRICOLE CIB (1) (8)	YES	15/01/2010	15/01/2013	2.49							1,849,590	0	0	0	0	0
INT DEV NO PAG	NOT		31/12/2010	0.00							86,975	0	0	0	0	0
CONPROCA (1) (7)	NOT	26/11/1997	15/06/2010	8.40							1,434,230	0	0	0	0	0
INT DEV NO PAG CON	NOT		31/12/2010	0.00							35,415	0	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00							285,591	77,888	311,553	311,553	311,553	2,622,239
COPFs (1) (8)	YES	01/02/2005	31/10/2012	2.42							5,241,117	856,075	3,052,084	1,516,035	642,403	0
F TAPIAS MEXICO, SA (1)(7)	YES	23/10/2008	11/10/2018	8.00							47,393	35,555	68,377	74,013	80,115	636,909
F TAPIAS MEXICO, SA (1)(7)	YES	14/11/2008	02/11/2018	8.00							47,393	35,555	68,377	74,013	80,115	636,909
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	7.96							47,988	35,186	69,214	74,890	81,031	596,146
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							41,910	30,685	60,358	65,306	70,662	519,859
TOTAL BANKS					5,359,543	7,033,333	12,883,333	6,133,333	1,333,333	666,668	27,153,493	4,071,044	42,502,381	36,549,075	33,433,514	46,771,050

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2010**

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX, S.A. (6) (11)	NOT APPLIED	05/02/2010	03/02/2015	4.93	0	0	0	0	0	7,959,780						
BANCO INVEX, S.A. (6) (7)	NOT APPLIED	05/02/2010	17/03/2020	9.10	0	0	0	0	0	5,000,000						
BANCO INVEX, S.A. (7) (7)	NOT APPLIED	05/02/2010	28/02/2015	4.20	0	0	0	0	0	2,065,586						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	03/04/2009	30/03/2012	4.94	0	0	12,500,000	0	0	0						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	16/06/2006	05/06/2014	4.92	0	0	0	0	0	10,000,000						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	4.79	0	0	0	12,487,400	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2005	13/10/2011	4.59	0	0	5,500,000	0	0	0						
SCOTIA INVERLAT (7) (13)	NOT APPLIED	23/12/2004	05/12/2019	9.00	0	0	0	0	0	13,823,424						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	03/04/2009	28/03/2016	9.15	0	0	0	0	0	7,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91	0	0	0	0	0	9,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	24/10/2003	14/10/2010	8.38	6,172,000	0	0	0	0	0						
INT DEV NO PAG	NOT APPLIED		31/12/2010	0.00	1,113,040	0	0	0	0	0						
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	11/10/2014	3.50							0	0	0	0	0	1,757,333
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50							0	0	0	0	0	4,100,443
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	967,681
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00							0	0	2,314,947	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	1,975,917
DEUTSCHE BANK (1) (7)	YES	04/06/2008	15/06/2038	6.63							0	0	0	0	0	6,165,300
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	21,578,550
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	0	2,896,643
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	0	4,502,334
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13							6,837,799	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	30,713,897
DEUTSCHE BANK (1) (7)	YES	28/09/2004	28/09/2014	7.75							0	0	0	0	0	21,460,201
DEUTSCHE BANK (1) (7)	YES	28/01/2010	05/03/2020	6.00							0	0	0	0	0	12,330,600
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88							0	0	0	0	0	18,495,900
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	24,661,200
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,500,116
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	2,784,151
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,322,716
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	292,852

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2010**

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	115,229
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	0.26							0	0	0	8,472,861	0	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78							0	0	0	0	0	3,335,180
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	16,675,900
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	3,961,800
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	6,551,237
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							0	0	0	0	4,679,463	0
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	0	0	2,807,678	0
J.P. MORGAN (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	118,041
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50							0	0	0	0	0	16,675,900
MELLON BANK N.A. (1) (8)	YES	15/06/2004	15/06/2010	0.26							17,219,621	0	0	0	0	0
MELLON BANK N.A. (2) (7)	YES	04/04/2003	06/04/2010	6.63							12,506,925	0	0	0	0	0
MELLON BANK N.A. (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	0	14,174,515
MELLON BANK N.A. (2) (7)	YES	06/08/2003	05/08/2013	6.25							0	0	0	0	8,337,950	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.47							1,972,896	493,224	0	0	308,265	5,240,505
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	1.66							0	0	411,018	411,018	1,243,339	277,439
INT DEV NO PAG	NOT		31/12/2010	0.00							5,511,963	0	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	0.45							0	0	0	0	0	8,451,840
INT DEV NO PAG	NOT		31/12/2010	0.00							564	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					7,285,040	0	16,000,000	12,487,400	0	55,848,790	44,049,768	493,224	2,725,965	8,883,879	17,376,695	233,083,420

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
Otros Proveedores	NOT APPLIED				0	50,983,431	0	0	0	0						
TOTAL SUPPLIERS					0	50,983,431	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED NOT				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
otros ásivos circulantes	NOT APPLIED				0	30,656,334					0	0				
TOTAL					0	30,656,334	0	0	0	0	0	0	0	0	0	0
TOTAL					12,644,583	88,673,098	30,883,333	18,620,733	1,333,333	56,515,458	71,203,261	4,564,268	45,228,346	45,432,954	50,810,209	279,854,470

CURRENCIES	ACCOUNTING EXCHANGE RATES
DOLLARS	USD 12.33060
EUROS	EUR 16.67590
JAPANESE YEN	JPY 0.13206
STERLING POUND	GBP 18.71785
SWISS FRANCS	CHF 11.71555
PESOS	

RATE TYPE

FIXED RATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2010**

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

LIBOR RATE
FLOATING RATE
DISCOUNT RATE
TIIE RATE
CETES
ZERO COUPON (FIXED RATE)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2010**

MONETARY FOREIGN CURRENCY POSITION

(Thousand Pesos)

CONSOLIDATED

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**4,436,547**	**54,705,281**	**512,441**	**6,318,709**	**61,023,990**
LIABILITIES POSITION	**27,219,528**	**335,633,112**	**10,337,705**	**127,470,103**	**463,103,215**
SHORT-TERM LIABILITIES POSITION	627,845	7,741,704	4,225,334	52,100,907	59,842,611
LONG-TERM LIABILITIES POSITION	26,591,683	327,891,408	6,112,371	75,369,196	403,260,604
NET BALANCE	**-22,782,981**	**-280,927,831**	**-9,825,264**	**-121,151,394**	**-402,079,225**

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

DUE TO THE APPLICATION OF BULLETIN NIF B-10, WHICH HAS BEEN ENFORCED AS OF JANUARY 2008, THE ANNEX OF RESULT FROM MONETARY POSITION IS SUBMITTED IN ZEROS.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCE OF PUBLICLY TRADED NOTES UNDER THE CORRESPONDING PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0
Crude oil production (Tbd)		2,653	98.40
Gas production (MMcfpd)		7,038	98.70
REFINING		0	0
Atmospheric destillation capacity (Tbd)		1,540	82.30
Cadereyta		275	78.00
Madero		190	74.60
Minatitlán		185	89.20
Salamanca		245	78.10
Salina Cruz		330	82.50
Tula		315	89.90
Storage and distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0.00
Gas sweetening (MMcfpd)		4,503	76.70
Cactus		1,960	82.40
Nuevo Pemex		880	84.80
Cuidad Pemex		1,290	70.20
Matapionche		109	50.60
Poza Rica		230	46.80
Arenque		34	74.60
PETROCHEMICALS		0	0
Production capacity (Tt)**		2,557	87.70
Cangrejera		954	99.40
Cosoleacaque		530	95.20
Escolín **		14	0
Independencia		55	4.50
Morelos		558	95.70
Pajaritos		433	58.40
Tula**		14	0
Petrochemical products distribution center (Tt)		188,872	66.00

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

TBD - THOUSAND BARRELS PER DAY
MMCFPD - MILLION CUBIC FEET PER DAY
TB - THOUSAND BARRELS
Tt - THOUSAND TONS
* PRODUCTION PROGRAM FOR THIS PERIOD.
** IN ACCORDANCE TO THE ANNUAL OPERATION PROGRAM (POA), THESE CENTERS WILL BE OUT OF OPERATION DURING 2010.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
Petroleum products	0	0	0		
Fuel oil	182	13,503,473	100.00		CFE
DIESEL	357	32,626,264	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. Gas	312	13,653,842	0.00		DISTRIBUIDORES
Magna Gasoline	735	62,894,493	100.00	PEMEX MAGNA	DISTRIBUIDORES
Premium Gasoline	58	6,071,845	100.00	PEMEX PREMIUM	DISTRIBUIDORES
Jet fuel	59	5,802,259	100.00		ASA
Other refined products	64	2,772,078	100.00		DISTRIBUIDORES
PETROCHEMICAL PRODUCTS	0	0	0		
Methane Derivatives (A)	329	1,295,262	68.00		(F)
Ethane Derivatives (B)	325	4,104,631	26.00		(G)
Aromatics & Derivatives (C)	62	862,202	77.00		(H)
Propylene & Derivatives (D)	24	1,560,282	57.00		(I) (L)
Other petrochemical products (E)	376	703,882	0.00		(J) (L)
Dry gas	3,193	19,935,118	0.00		(K)
FOREIGN SALES					
Crude oil (Tbd)	1,255	102,532,003	0	(M)	(N)
Refined Products (Tbd)	214	15,569,279	0		(L)
Petrochemicals products (Tt)	186	480,256	0		(L)
Marginal effect from Subsidiary Companies' sales	0	22,079,773	0		
Services Income	0	1,428,240	0		
TOTAL		**307,875,182**			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2010**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Crude oil (Tbd)	1,255	102,532,003		(M)	(N)
Refined Products (Tbd)	214	15,569,279			(L)
Petrochemical Products (Tt)	186	480,256			(L)
Marginal effect from Subsidiary Companies' sales	0	22,079,773			
Services income	0	1,428,240			
FOREIGN SUBSIDIARIES					
TOTAL		142,089,551			

NOTES

TBD - THOUSAND BARRELS PER DAY

TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - FEBRUARY 2010 WAS TAKEN.

(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.

(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.

(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE (PARAXYLENE AND ORTHOXYLENE) TO THE DOMESTIC MARKET; PLANTS OUT OF ORDER FOR INDEFINITE PERIOD OF TIME.

(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET:

(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.

(F) AGROGEN, S.A. DE C.V.; INTEGRADORA APRODIFER, S.A. DE C.V.; UNIVEX, S.A.; MASAGRO S.A. DE C.V.; PRAXAIR MÉXICO S.A. DE C.V.

(G) MEXICHEM RESINAS VINILICAS, S.A. DE C.V.; INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; POLIOLES, S.A. DE C.V.; POLICYD, S.A. DE C.V.; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.

(H) RESIRENE, S.A. DE C.V.; NEGOCIACIÓN ALVI, S.A. DE C.V.; QUÍMICA DELTA, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.; POCHTECA MATERIAS PRIMAS, S.A. DE C.V.

(I) UNIGEL QUÍMICA, S.A. DE C.V.; DOW INTERNACIONAL MEXICANA, S.A. DE C.V.

(J) INDUSTRIA QUÍMICA DEL ISTMO, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.; COMERCIALIZADORA AQUALITA, S.A. DE C.V.; QUÍMICA DELTA, S.A. DE C.V.; POCHTECA MATERIAS PRIMAS, S.A. DE C.V.

(K) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT)

(L) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.

(M) 78.6% OF TOTAL CRUDE OIL EXPORTS WERE MADE TO THE UNITED STATES, WHILE THE REMAINING 21.4% WAS DISTRIBUTED TO EUROPE, 13.8%, TO THE REST OF THE AMERICAN CONTINENT, 2.7% AND TO THE FAR EAST 4.9%.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

(N) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE FIRST QUARTER OF 2010 WAS 3.53%.
VOLUMES ARE GIVEN IN THOUSAND BARRELS PER DAY, EXCEPT PETROCHEMICAL PRODUCTS AND VIRGIN STOCK THAT ARE EXPRESSED IN THOUSAND TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLION CUBIC FEET PER DAY.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NON APPLICABLE.

AS OF JANUARY 1° OF 2008, TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE IN ACCORDANCE WITH THE PROVISIONS OF NIF B-15 OF "TRANSLATION OF FOREIGN CURRENCIES", AS FOLLOWS:
A) MONETARY ASSETS AND LIABILITIES: AT THE CLOSING EXCHANGE RATE .
B) NON-MONETARY ASSETS AND LIABILITIES AND EQUITY: AT THE HISTORICAL EXCHANGE RATE.
C) NON-MONETARY ITEMS RECOGNIZED AT THEIR FAIR VALUE, THE HISTORICAL EXCHANGE RATE WILL BE USED REFERED TO THE DATE IN WHICH SUCH FAIR VALUE WAS DETERMINED.
D) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
E) DIFFERENCE IN CHANGES ORIGINATED IN THE TRANSLATION, IS RECOGNIZED AS INCOME OR EXPENSE IN THE STATEMENTS OF OPERATIONS IN THE PERIOD IN WHICH THEY ARE ORIGINATED.
IN THOSE CASES IN WHICH THE FUNCTIONAL CURRENCY OF THE SUBSIDIARY COMPANIES IS DIFFERENT TO THE CURRENCY IN WHICH PETRÓLEOS MEXICANOS IS REPORTING, TRANSLATION IS MADE AS FOLLOWS:
A) ASSETS AND LIABILITIES ARE TRANSLATED AT THE CLOSING EXCHANGE RATE AND EQUITY IS TRANSLATED AT THE HISTORICAL EXCHANGE RATE.
B) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
C) EFFECT FROM TRANSLATION IS RECOGNIZED AS PART OF AN ITEM OF COMPREHENSIVE FINANCIAL INCOME OR LOSS WITHIN EQUITY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2010**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	281,890,979
TOTAL			0	0	0	0	0	281,890,979

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.
IN THOUSAND PESOS.

DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates.

In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed regulations regarding market risk management comprised of policies and guidelines applicable to Petróleos Mexicanos and the subsidiary entities through which an integrated scheme for market risk management is promoted, the use of derivative financial instruments (DFI) is regulated, and guidelines for the development of hedging strategies and for the estimation of risk limits are formulated.

Risk management regulations in Petróleos Mexicanos and the subsidiary entities establish that DFI should be used for the purpose of hedging. In any other case, the use of DFI must be approved in accordance with current internal regulations.

Petróleos Mexicanos and the subsidiary entities have as a policy to reduce the impact of market risk on its financial results by promoting a balance between operational expected cashflows and those related to its liabilities.

On the other hand, the PMI Group has implemented a regulatory framework for risk management based on their "General Guidelines for Risk Management", procedures and instructions to ensure accomplishment of the essential risk controls, according to the industry best practices such as a periodical portfolio risk report for risk takers and Management. PMI Group has also an internal audit unit and a Risk Management Subcommittee.

Hydrocarbon Prices Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFI as a mitigation mechanism when potential sources of risk are identified.

PMI Trading periodically trades operations with DFI to mitigate risk generated in the purchase and sale of refined products and liquid-gas, thereby reducing the volatility of its income. PMI Trading policies establish a top limit for capital at risk, which is compared on a daily basis with the value-at-risk portfolio in order to execute risk mitigation mechanisms if necessary.

Foreign Exchange Rate Risk

Most of PEMEX debt is denominated in American dollars and Mexican pesos. Indebtedness of PEMEX in other currencies generates foreign exchange rate (FX) exposure that may increase the costs of financing.

Therefore, PEMEX regularly contracts cross currency swaps to mitigate the exposure originated by the volatility of non-dollar-and-peso currencies. The underlying currencies of the swaps traded are euro, Swiss franc, Japanese yen and pound sterling against the US dollar, and Mexican peso against Mexican units of investment (UDIs). Due to the long-term of some debt instruments, the cross currency swaps associated with these instruments, include an option linked to certain credit events. If any of these credit events occurred, these swaps will end without any payment obligation for either party.

Interest Rate Risk

PEMEX constantly monitors risk in its debt portfolio generated by interest rate volatility. PEMEX contracts interest rate swaps (IRS) associated with its floating-rate debt, through which PEMEX pays a fixed rate and receives a floating rate, in order to establish an appropriate percentage of fixed rate and so decreases the interest rate exposure. Swaps in US dollars have as underlying the LIBOR rate; swaps in Mexican pesos are related to the TIIE.

DERIVATIVE FINANCIAL INSTRUMENTS

Credit Risk

When the fair value of DFI is favorable to PEMEX, the entity faces the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and the credit exposure risk in its DFI. PEMEX contracts operations mostly with major financial institutions and maintains a diversified portfolio.

Instruments Entered Into For Trading Purposes

Petróleos Mexicanos retains a synthetic long position on 58,679,799 Repsol YPF shares with the objective of maintaining corporate rights over this amount of titles. This is accomplished by using four total return swaps where Petróleos Mexicanos pays a fixed amount and receives total return on Repsol shares. Two of the aforementioned DFI contain an option structure comprised of one short call and one long put spread.

PGPB offers DFI to its domestic customers to help them mitigate the risk in the natural gas price. Through its subsidiary MGI Supply, Ltd., PGPB contracts DFI with the opposite position to cancel the market risk acquired by DFI offered to its customers. Then MGI Supply Ltd. contracts these DFI with international counterparties to transfer them the price risk. Through the previous scheme, PGPB restores its natural risk profile.

Derivative Financial Instruments Valuation

PEMEX monitors periodically the fair value of its DFI portfolio. Fair value is an indicative or estimate of the price that one party would pay to assume the rights and obligations of the other and is calculated for each DFI using standard models widely accepted by the international financial markets.

PEMEX's DFI portfolio is composed primarily of plain vanilla swaps which price can be estimated by discounting flows using the appropriate factor and contains no exotic instruments that require numerical methods for its valuation.

Options contained in PEMEX's DFI portfolio are plain vanilla or digital puts and calls valued internally with the classical Black–Scholes approach or some variation.

The inputs used in the valuation models for PEMEX's DFI portfolio come from widely recognized price providers and do not require changes or significant transformations.

Applicable Accounting Standards

As of January 1 2005, PEMEX adopted the accounting standards of bulletin C-10, "Derivative financial instruments and hedging operations", issued by the Mexican Institute of Public Accountants, A.C., which requires and details the criteria for recognition, valuation, registration, disclosure, presentation and where appropriate, separation from the host contract, applicable to the DFI for trading and hedging purposes, and for embedded derivatives.

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos as of March 31, 2010)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Interest Rate Swaps	Hedging	10,833,675	Libor USD 6M = 0.44438% TIIE 28d = 4.9075%	Libor USD 6M = 0.42969% TIIE 28d = 4.9231%	-1,269,418	-1,394,961	933,675	1,200,000	1,200,000	7,500,000	0	0	0
Currency Swaps	Hedging	114,681,371	MXN = 12.3306 1/EUR = 1.3510 1/GBP = 1.5184 JPY = 93.470 UDI = 2.7794 CHF = 1.0539 Exchange rates against US dollar.	MXN = 13.0914 1/EUR = 1.4321 1/GBP = 1.617 JPY = 93.02 UDI = 3.018 CHF = 1.0352 Exchange rates against US dollar.	1,676,948	6,731,638	13,408,818	3,481,299	1,015,179	17,434,483	9,381,797	69,959,794	0
Currency Swaps with credit linked options	Hedging	15,658,032	1/EUR = 1.3510 JPY = 93.470 Exchange rates against US dollar.	1/EUR = 1.4321 JPY = 93.02 Exchange rates against US dollar.	2,529,770	3,241,391	0	0	0	0	0	15,658,032	0

TABLE 1
Equity Derivatives
(in shares, except as noted, as of March 31, 2010)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value (in thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Equity Swaps	Trading	21,321,773	Repsol YPF = 17.530 Share price in Euro.	Repsol YPF = 18.616 Share price in Euro.	-142,875	662,778	10,000,000	11,321,773	0	0	0	0	0
Equity Swaps with Embedded Options	Trading	37,358,026	Repsol YPF = 17.530 Share price in Euro.	Repsol YPF = 18.616 Share price in Euro.	-759,325	-542,387	0	37,358,026	0	0	0	0	0

TABLE 1
Natural Gas Derivatives
(in thousands of pesos, except as noted, as of March 31, 2010)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Long Swaps	Trading	103,852,842	4.66	4.40	-5,244,616	-4,840,626	56,596,907	41,436,089	3,705,042	2,096,054	18,750	0	287,607
Short Swaps	Trading	-103,889,623	4.66	4.40	5,436,417	5,038,005	-56,613,289	-41,451,495	-3,708,035	-2,098,054	-18,750	0	
European Put													
Long	Trading	3,954,371	4.66	4.40	155,945	149,213	2,962,865	991,506	0	0	0	0	
Short		-3,937,222			-155,635	-148,996	-2,945,717	-991,505	0	0	0	0	
European Call													
Long	Trading	18,671,111	4.66	4.40	46,416	127,432	12,187,647	5,290,156	1,193,308	0	0	0	
Short		-18,670,946			-46,377	-127,244	-12,187,553	-5,290,085	-1,193,308	0	0	0	
Digital Put													
Long	Trading	2,952,575	4.66	4.40	34,129	37,441	1,852,785	1,099,790	0	0	0	0	
Short		-2,952,575			-34,153	-37,472	-1,852,785	-1,099,790	0	0	0	0	
Digital Call													
Long	Trading	5,070,536	4.66	4.40	347	3,794	3,910,946	1,159,590	0	0	0	0	
Short		-5,098,513			-349	-3,825	-3,938,923	-1,159,590	0	0	0	0	

TABLE 1
Petroleum Products Derivatives
(in thousands of pesos, except as noted, as of March 31, 2010)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels)	Underlying value (U.S. $ per barrel)		Fair Value		Year of expected maturity date (in millions of barrels)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Petroleum Products Swaps and Futures	Hedging	13	1.05983	1.05831	-335,088	-372,407	13	0	0	0	0	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos



By: ______________________
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: June 30, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.